Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated January 17, 2020

to

Prospectus dated April 19, 2019

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 19, 2019 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2020;

•	to disclose the calculation of our December 31, 2019 net asset value (“NAV”) per share for all share classes; and

•	to disclose the appointment of Karen Dougherty Buchholz to the board of directors.

February 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2020 (and repurchases as of January 31, 2020) is as follows:

Transaction Price (per share)

Class S	$25.3471

Class T	$25.1580

Class D	$25.1758

Class M	$25.2492

Class I	$24.6737

Class F*	$24.9546

Class Y*	$24.7114

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The February 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2019 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2019.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2019 (dollar amounts in thousands):

Components of NAV	December 31, 2019
Loans receivable	$406,671
Mortgage-backed securities, at fair value	6,651
Other assets	85,762
Collateralized loan obligation, net of deferred financing costs	(322,182)
Accrued stockholder servicing fees (1)	(51)
Other liabilities	(4,830)

Net asset value	$172,021

Number of outstanding shares	6,860,474

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of December 31, 2019, we accrued under GAAP $6,239 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2019 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$34,259	$24,701	$8,121	$34,284	$30,357	$36,812	$3,487	$172,021
Number of outstanding shares	1,351,587	981,836	322,602	1,357,818	1,230,360	1,475,155	141,116	6,860,474

NAV per Share as of December 31, 2019	$25.3471	$25.1580	$25.1758	$25.2492	$24.6737	$24.9546	$24.7114

Management

Effective January 9, 2020, Karen Dougherty Buchholz joined our board of directors, such that our board of directors consists of eight directors: Michael C. Forman, Jeffrey Krasnoff, David J. Adelman, Karen Dougherty Buchholz, Terence J. Connors, John A. Fry, Jack A. Markell and Richard Vague. Ms. Buchholz and Messrs. Connors, Fry, Markell and Vague serve as our independent directors.

This supplement supplements and amends the section of the Prospectus entitled “Management—Board of Directors and Executive Officers” to state that our board of directors consists of eight directors, five of whom are considered independent directors, to identify Ms. Buchholz as an independent director, and to include her biography below:

Karen Dougherty Buchholz (51) is Senior Vice President of Administration and Chief Diversity Officer at Comcast Corporation where she has a wide array of corporate development responsibilities, including corporate real estate, facilities, aviation, diversity, political affairs, corporate services, business continuity, travel, security and sustainability. She was the executive in charge of the development of Comcast’s new Technology Center, a $1.5 billion, 60-story tower adjacent to Comcast’s corporate headquarters, the Comcast Center. Ms. Buchholz also previously oversaw the development of Comcast Center, a $750 million, 56-story tower from 2005 through 2008. Prior to Comcast, in 1997, then-Mayor Edward G. Rendell appointed Ms. Buchholz as President of Philadelphia 2000, the organization that brought the 2000 Republican National Convention to Philadelphia and served as the City’s official Host Committee. Ms. Buchholz served as Sales Executive for Comcast-Spectacor from 1993 to 1997 to develop corporate sponsorships for what is now called the Wells Fargo Center, a 20,000-seat arena and home to the Comcast-owned Philadelphia Flyers and the Philadelphia 76ers. In 1991, Ms. Buchholz led the development of the Pyramid Club at the top of the Mellon Bank Center for Club Corporation of America. Ms. Buchholz currently serves on WSFS Financial Corporation and Wilmington Savings Fund Society, FSB Board of Directors. She also serves on the boards of many civic and charitable organizations, including: Board of Trustees, Drexel University; Global Board of Directors, Women in Cable Telecommunications, and Board of Directors, Museum of the American Revolution. Ms. Buchholz received her B.A. in Political Science from Dickinson College and a M.S. from the University of Pennsylvania.